Exhibit 4.30

MANAGEMENT SERVICES AGREEMENT

This Management Services Agreement made as of the • day of •, •.

BETWEEN:

OLYMPUS PACIFIC MINERALS INC., a Canadian company having its head office at 10 King Street East, Suite 500, Toronto, Ontario M5C 1C3, Canada

                      (the "Company")

                                                                                     OF THE FIRST PART

AND:

[insert name of consultant], a [country of location] company having its head office at [address]

(the "Consultant")

                                                                                     OF THE SECOND PART

BACKGROUND:

A.
At the request of the Company the Consultant has agreed to provide the services of • (the "•") to provide senior executive services for the Company as may be required by the Company for the proper management and advancement of the Company's business, upon the terms and conditions set out below.

WHEREAS:

A.	The Company wishes to engage the services of the Consultant on the terms and conditions of this Agreement.

B.
The Consultant represents that it possesses the necessary expertise to provide management and consulting services and shall be responsible for the employment or engagement of the Manager to be made available to the Company for the purposes of providing the services pursuant to this Agreement and unless otherwise agreed shall pay all remuneration payable to the Manager and keep all records in relation to such personnel and make all deductions from the remuneration as required by law.

C.
The Consultant and the Company have agreed to enter into this Agreement to ensure that the Consultant will continue to provide services to the Company and further to evidence the fees and other benefits to be received by the Consultant in respect to such services.

D.	The Manager has acknowledged and consented to the terms of this Agreement.

NOW THEREFORE, in consideration of the mutual covenants and premises herein contained, in consideration of the Consultant continuing to provide its services to the Company, and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by the parties) the Consultant and the Company hereby agree as follows:

1.                       Interpretation

For all purposes of this Agreement, except as otherwise expressly provided or unless the context otherwise requires:

(a)	“affiliate” and “associate” have the meanings given to them by the Canada Business Corporations Act;

(b)	“Agreement” means this management services agreement as from time to time supplemented or amended pursuant to the applicable provisions hereof;

(c)	“Board” means the Board of Directors of the Company;

(d)
“Good Reason” means, in the context of the termination of this Agreement by the Consultant pursuant to section 5(c) hereof, the occurrence of one of the following events without the Consultant’s express written consent:

(i)
the nature of the duties, requirements and arrangements of the Consultant or Manager are substantially changed from those set out herein or in any position description applicable to the Manager such that the nature of the work that is required to be performed is not work which is consistent with the work ordinarily required to be performed for a position similar to that assumed by the Manager for a publicly listed mining company;

(ii)	the Manager’s title is changed without the written agreement of the Consultant;

(iii)	a reduction by the Company in the Consultant's Annual Fee;

(iv)	a change in the executive office of the Company designated pursuant to section 2(d) hereof to a location more than fifty (50) kilometres from the location of such office as at the date hereof;

(v)	the requirement by the Company that the Manager be based anywhere other than within a fifty (50) kilometre radius of the location or locations set out in section 2(d) hereof; or

(vi)
the failure by the Company to continue in effect, or a change of the Consultant’s or the Manager's participation in benefits under any bonus or incentive compensation or benefit plan, any stock ownership, stock purchase, stock option or other equity incentive plan, any life, health, accident, disability or similar plan providing welfare benefits or any plan or program of fringe benefits in which the Consultant or the Manager are participating (the "Existing Plans"), the effect of which would be to materially reduce the total value, in the aggregate, of the Consultant’s or the Manager's benefits under all the Existing Plans and all amendments thereto and plans substituted therefor, as compared to the Consultant’s or the Manager's benefits under the Existing Plans then in effect.

(e)
“Notice of Termination” means a notice of termination pursuant to Section 5 hereof which shall indicate the specific termination provision of this Agreement relied upon and, in the case of a notice of termination for cause under Section 5(d), shall set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of the Consultant's engagement.

(f)	“Term” means the period of the engagement of the Consultant as set out in section 2(b);

(g)
unless otherwise specified, the words “herein”, “hereof” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular paragraph, subparagraph or other subdivision;

(h)	unless otherwise provided, all references to currency shall mean Canadian dollars;

(i)	a reference to an entity includes any entity that is a successor to such entity;

(j)	the headings are for convenience only and are not intended as a guide to interpretation of this Agreement or any portion hereof; and

(k)
a reference to a statute includes all regulations made pursuant thereto, all amendments to the statute or regulations in force from time to time, and any statute or regulation which supplements or supersedes such statute or regulations.

2.                      Engagement

(a)
The Company hereby engages the Consultant to provide for the Manager to render full-time services to the Company and the Consultant hereby accepts such engagement by the Company upon and subject to the terms and conditions hereinafter set forth.

(b)	Such engagement will be for a term of • commencing on the date of this Agreement and continuing until • unless earlier terminated as hereinafter provided.

(c)
The Manager shall serve in the position of • reporting to the Company’s Chief Executive Officer. The Consultant’s (and as appropriate, the Manager’s) responsibilities, duties and authority shall be as hereinafter set forth and as provided for in any position description established by the Board or a committee thereof subject to the overall policies and direction of the Company’s Chief Executive Officer.

(d)
The Consultant shall procure that the Manager shall be based at and perform its duties principally in • or as otherwise mutually agreed upon between the Consultant and the Company, but, recognizing that the position will require a considerable level of travel, the Manager shall be present at and perform his duties in other jurisdictions with such frequency and for such duration as is reasonably necessary for the proper and timely performance of the Consultant’s duties hereunder, provided that:

(i)	the Consultant must first provide its consent to any relocation of the Manager for a term of greater than three (3) months; and

(ii)	The Manager cannot be required to be on the road traveling for the Company on business more than sixty (60) calendar days in any one year.

The Consultant’s designated executive office shall be •.

(e)
The Consultant shall procure that the Manager act honestly and in good faith with a view to the best interests of the Company and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Provided that there is no conflict with the Manager's obligations pursuant to this Agreement, with prior notice to and the consent of the Chairman of the Board, the Manager may act as a director for other corporations and organizations. The Consultant shall further procure that the Manager will comply in all material respects with any Company policies that may apply to the Manager from time to time.

(f)	The Consultant may not replace the Manager with another employee of the Consultant without the prior written approval of the Company.

(g)
The Consultant and the Manager will perform all services on behalf of the Company hereunder as an independent contractor, and neither the Consultant nor Manager will be considered for any reason to be a partner, employee or servant of the Company or, except to the extent expressly permitted hereunder, an agent of the Company.  To the extent necessary to permit the Consultant to perform the services required hereunder, the Company will provide evidence of the authority of the Manager or its representatives as agent for the Company hereunder.

3.           Fees

(a)
The Consultant will be paid a fee of $• per annum. The Consultant’s fee may be increased from time to time by the Board during the term of this Agreement (the amount of the annual fee determined by the Board or a subcommittee thereof pursuant to this section at any time being the “Annual Fee”).

(b)
The Consultant will be entitled to participate in the Company’s stock option plan and shall receive such grants thereunder as may be determined by the Board from time to time. Any stock options granted to the Consultant (or as the Consultant may direct) at any time during this Agreement shall vest, terminate and be exercisable on the terms set out in the form of stock option agreement in use by the Company at the time of such grant and in accordance with the terms of the Company’s stock option plan, subject to any necessary regulatory and Board approval.

(c)
The Consultant shall also be entitled to receive additional fees as participation in the Company’s short-term incentive plan and in any successor plan. Subject to adjustment from time to time by the Board or a subcommittee thereof, the Consultant’s target incentive rate will be •% for achievement of the threshold level, •% for achievement of the target level and •% for achievement of the maximum level which rates shall be measured with reference to corporate key performance indicator objectives reviewed and determined annually by the Board or a committee thereof.

(d)
The Consultant acknowledges that all taxes (except GST or HST, if any) and other charges arising in relation to the remuneration of the Consultant are the responsibility of the Consultant. The Consultant agrees and indemnifies the Company against any such taxes or other charges arising under this Agreement.  Income taxes payable by the Consultant or Manager in any jurisdiction in which the Consultant or Manager is required to pay income taxes are the sole responsibility of the Consultant or Manager, as applicable, and not the responsibility of the Company. If the location or locations that the Consultant or Manager performs its duties is outside of Canada, the Company may deduct and pay income tax as directed by the Consultant or Manager if requested by the Consultant or Manager to deduct and pay such income tax.  The Company will make the deductions required by law prior to payment with details provided to the Consultant per payment and per annum. Any such deductions shall constitute remuneration paid to the Consultant in satisfaction of the amounts owing to the Consultant hereunder in addition to any amounts paid directly to the Consultant.

(e)
The Consultant shall be solely responsible, as an independent contractor, for complying with all applicable laws, rules and regulations, including, if applicable, without limitation the requirements of the Income Tax Act (Canada), the Employment Insurance Act (Canada) and the Canada Pension Plan Act or similar legislation in other jurisdictions. The Consultant shall be responsible for deducting all applicable federal and provincial income taxes, Canada Pension Plan deductions and Employment Insurance premiums on any remuneration provided by the Company to the Consultant and for remitting same, if applicable, to Canada Revenue Agency or such other governmental authorities as prescribed by law.

(f)
In addition to the foregoing, the Company will reimburse the Consultant for all reasonable and documented expenses actually and properly incurred by the Consultant or the Manager in connection with the business of the Company and any of its subsidiaries. The Consultant shall render expense accounts requesting reimbursement of expenses hereunder within a reasonable period of time following such expense and in accordance with such documentation and verification as the Company from time to time may require.

(g)
Nothing herein will disentitle the Consultant from participating in any profit sharing or bonus program, pension, stock option, stock purchase, stock appreciation, and health or medical insurance, or other benefit plans or retirement rights from time to time established by the Company and to which executives of the Company or any of its subsidiaries or affiliates are from time to time entitled. As a term of its engagement, the Manager will be enrolled in the Company's benefit plans effective the date of the signing of this Agreement.

4.           Annual Commitment

During the Term of this Agreement the Consultant agrees to provide the services of the Manager for forty-eight (48) weeks in each year to be mutually agreed between the Company and the Consultant. If the Manager works for more than forty-eight (48) weeks in any calendar year, the Consultant may at its sole discretion accept on behalf of the Manager a cash payout equal to the fee that would be payable for those days.

~~5.~~           Termination

(a)
Subject to section 5(c), the Consultant may terminate this Agreement and the services being provided by it hereunder by giving the Company at least three (3) months prior written notice (the "Consultant's Termination Notice"), provided that the Company shall have the right to give written notice to the Consultant that the Company is waiving the full notice period and is permitting this Agreement and the services of the Consultant to be terminated upon a date that is less than three months after the date of the Consultant's Termination Notice as determined by the Company (the “Company’s Waiver of Notice”) and further provided that all obligations of the Company to the Consultant hereunder shall cease upon the date specified in the Consultant’s Termination Notice or the Company’s Waiver of Notice, whichever is applicable. Notwithstanding the foregoing, if the Company provides the Company’s Waiver of Notice, it will be obligated to pay fees up to and including the date specified in the Consultant’s Termination Notice at the rate of the Consultant’s Annual Fee in effect at the time of the notice subject to a maximum of three (3) months payment.

(b)	The Consultant shall be entitled to terminate this Agreement immediately upon serving written notice to the Company in the event that:

(i)	a receiver or liquidator is appointed in respect of the Company; or

(ii)
the Company fails to pay any moneys payable hereunder within fourteen (14) calendar days of the due date and shall further fail to pay such moneys within fourteen (14) calendar days of receiving written notice of such failure from the Consultant.

(c)
Notwithstanding Section 5(a),the Consultant may terminate the agreement at any time for Good Reason by giving the Company at least seven (7) days’ notice in which case the Company shall be obligated to pay the following amounts to the Consultant on or before the fifth calendar day following the date the Consultant actually ceases to be engaged by the Company (the “Date of Termination”):

(i)
the Consultant's fees through to the Date of Termination at the rate of the Consultant’s then existing Annual Fee at the time notice of resignation or notice of termination was given, plus the amount of any expenses reimbursable pursuant to the terms hereof;

(ii)	in lieu of further fees for periods subsequent to the Date of Termination, a payment equal to • months at the rate of the Consultant’s then existing Annual Fee;

(iii)
an amount equal to one and a half times the average of (i) the target bonus payable under the Company’s short-term incentive plan to the Consultant for the current fiscal year, and (ii) the greater of the bonuses actually paid to the Consultant in each of the previous two fiscal years; and

(iv)
subject to Section 5(c)(v), in lieu of common shares of the Company issuable upon exercise of options, if any, previously granted to the Consultant under the Company's incentive programs and remaining unexercised at 5:00 p.m. (Toronto time) on the fourth calendar day following the Date of Termination, which options shall be cancelled upon the payment referred to herein, a cash amount equal to the aggregate difference between the exercise price of all options held by the Consultant, whether or not then fully exercisable, and the average of the closing prices of the Company's common shares as reported on the Toronto Stock Exchange and Australian Securities Exchange for thirty (30) calendar days preceding the Date of Termination; and

(v)
Notwithstanding Section 5(c)(iv), the Consultant shall have the right, exercisable up to the fourth calendar day following the Date of Termination, to elect to waive the application of Section 5(c)(iv) following the Date of Termination. The Consultant may exercise this election on or before 5:00 p.m. Toronto time on such fourth calendar day by delivering a notice in writing to the Company of such waiver whereupon:

(A)
in accordance with the Company’s stock option plan, the Consultant’s unvested options on shares of the Company shall immediately vest and all of the Consultant's options on shares of the Company will expire within ninety (90) days of the Date of Termination; and

(B)	The Company shall be relieved of any obligation in connection with termination of the Consultant's engagement to make the payment in Section 5(c)(iv).

Termination of the Agreement in accordance with this section shall relieve the Company from any and all obligations, liabilities or claims by the Consultant, exclusive of monies owing to the Consultant up to the date of termination as set out in this section.

The Consultant agrees to accept such compensation in full satisfaction of any and all claims the Consultant or Manager has or may have against the Company and the Consultant agrees to execute and deliver, and to cause the Manager to execute and deliver, a full and final release in writing of the Company with respect to the same upon payment of said sum, except monies owing by either party to the other up to the Date of Termination.

(d)
The Company may terminate this Agreement and the engagement of the Consultant at any time without cause in which case the Company shall be obligated to pay the Consultant the following amounts on or before the fifth (5th) calendar day following the date of the Notice of Termination:

(i)
the Consultant's fees through to the date of termination at the rate of the Consultant’s then existing Annual Fee at the time the Notice of Termination was given plus the amount of any expenses reimbursable pursuant to the terms hereof;

(ii)	in lieu of further fees for periods subsequent to the date of the Notice of Termination, a payment equal to • months at the rate of the Consultant’s then existing Annual Fee;

(iii)
an amount equal to one and a half times the average of (i) the target bonus payable under the Company’s short-term incentive plan to the Consultant for the current fiscal year, and (ii) the greater of the bonuses actually paid to the Consultant in each of the previous two fiscal years; and

(iv)
the Consultant's options on shares of the Company shall remain in full force and effect for the earlier of the expiry date of such options or twelve (12) months following the Notice of Termination and the option agreements shall be deemed to have been amended, to the extent required, to the effect that any provision which would otherwise terminate such options as a result of the termination of the Consultant’s services shall be null and void.

Termination of the Agreement in accordance with this section shall relieve the Company from any and all obligations, liabilities or claims by the Consultant, exclusive of monies owing to the Consultant up to the date of termination as set out in this section.

The Consultant agrees to accept such compensation in full satisfaction of any and all claims the Consultant or Manager has or may have against the Company and the Consultant agrees to execute and deliver, and to cause the Manager to execute and deliver, a full and final release in writing of the Company with respect to the same upon payment of said sum, except monies owing by either party to the other up to the date of termination.

(e)
The Company may at any time terminate the services of the Consultant and this Agreement for any just cause that would in law permit the Company to, without notice, terminate the Consultant, in which event the Consultant shall not be entitled to the payment in sections 5(d)(ii) or (iii) or the benefit of section 5(d)(iv), but shall be entitled to receive the full amount of the Consultant's fees due through to the date of the notice of termination as set out in section 5(d)(i).

(f)
Any termination by the Company pursuant to Section 5(d) or (e) shall be communicated by written Notice of Termination. For purposes of this Agreement, no such purported termination shall be effective without such notice.

(g)
On the termination of this engagement for any reason, the Consultant agrees to deliver up to the Company all equipment, documents, financial statements, records, plans, drawings and papers of every nature in any way relating to the affairs of the Company and its associated or affiliated companies which may be in its possession or under its control and, if applicable and requested by the Company, the Manager's resignation as a Director or Officer of the Company and any subsidiary or other affiliated entity of the Company, effective immediately. Except as provided in this Agreement, the Consultant will not be entitled to receive any additional compensation for such loss of office or otherwise.

(h)
The Consultant shall not be required to mitigate the amount of any payment provided for under any paragraph of this Section 5 by seeking other engagement or otherwise nor shall the amount of any payment provided for in this Section 5 be reduced by any other compensation earned by the Consultant as a result of engagement by another client after the date of termination or otherwise.

(i)	The Company shall have full rights to offset any money properly due by the Consultant or the Manager to the Company against any amounts payable by the Company to the Consultant hereunder.

(j)	The Manager will cease to be enrolled in any Company benefit plan after the last day of any notice period given.

6.           Successors, Binding Agreement

This Agreement shall enure to the benefit of and be binding upon and shall be enforceable by and against the Company's successors and assigns. The Company shall require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all, or substantially all, of the business or assets of the Company, by agreement in form and substance satisfactory to the Consultant, to expressly assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform if no such succession had taken place. As used in this Agreement, the "Company" shall be defined in the preamble to this Agreement and include any successor to its business or assets which executes and delivers the agreement provided for in this Section 6 or which otherwise becomes bound by all the terms and provisions of this Agreement by operation of law. This Agreement shall enure to the benefit of and be enforceable by the Consultant's heirs, administrators, executors and successors to the extent permitted herein.

7.           Notices

For the purposes of this Agreement, notices and all other communications provided for herein shall be in writing and shall be deemed to have been duly given on the first following calendar day when delivered, emailed or faxed or on the fifth following calendar day when mailed in Canada by registered or certified mail, return receipt requested, postage prepaid, addressed as follows:

(a)	If to the Consultant:

[insert address]

Email: •

(b)	If to the Company:

Olympus Pacific Minerals Inc.
10 King Street East, Suite 500
Toronto, Ontario
M5C lC3 Canada

Fax: (416) 572-4202
Email: jseton@olympuspacific.com

or to such other address as any party may have furnished to the others in writing in accordance herewith, except that notices of change of address shall be effective only upon receipt.

8.           Governing Law

The validity, interpretation, construction and performance of this Agreement shall be governed by the laws of the Province of Ontario and the laws of Canada.

9.           Miscellaneous

No provisions of this Agreement may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in writing signed by the Consultant and the Company and, if requested by the Company, acknowledged by the Manager.  No waiver by either party hereto at any time of any breach by the other party hereto of, or compliance with any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time.

10.           Severability

The invalidity or unenforceability of any provisions of this Agreement shall not affect the validity or enforceability or any other provision of this Agreement, which shall remain in full force and effect.

11.           Counterparts and Facsimile

This Agreement may be executed in one or more counterparts and by facsimile transmission, each of which shall be deemed to be an original but all of which together will constitute one and the same Agreement.

12.           Assignability

Neither of the parties hereto shall, without the consent of the other, assign or transfer this Agreement or any rights or obligations hereunder, except as provided in Section 6. Without limiting the foregoing, the Consultant's right to receive payments hereunder shall not be assignable or transferable, whether by pledge, creation of a security interest or otherwise, and in the event of any attempted assignment or transfer contrary to this paragraph, the Company shall have no liability to pay any amount so attempted to be assigned or transferred.  Notwithstanding the generality of the foregoing, the Consultant may assign its rights and obligations pursuant to this Agreement to a company or other entity wholly controlled by the Consultant which undertakes to the Company to make the Consultant's services available to the Company on identical terms and conditions as this Agreement.

13.           Competitive Activity

(a)
Except as otherwise provided herein, during the Term of this Agreement and for a period of twelve (12) months following the date of termination of this Agreement, neither the Consultant nor the Manager shall:

(i)	be directly or indirectly engaged in any company or firm which is a direct competitor to the Company in any province in Canada or any country where the Company is carrying on business;

(ii)	be employed by another company which may be formed as a direct competitor to the Company in Canada or any country where the Company is carrying on business;

(iii)	intentionally act in any manner that is detrimental to the relations between the Company and its customers, employees or investors; and

(iv)
solicit any of the customers, employees and investors of the Company or be connected with any person, firm or corporation soliciting or servicing any other customers, employees or investors of the Company.

14.           Confidentiality

Neither the Consultant nor the Manager shall either during the Term of this Agreement or at any time thereafter divulge, publish or otherwise reveal either directly or indirectly or through any person, firm or corporation the private affairs or secrets of the Company, its subsidiaries or affiliates to any person or persons other than the Directors of the Company and shall not without the prior written consent of the Company either during the continuance of this Agreement or at any time thereafter use for its own purpose or any purpose other than those of the Company any information it may acquire in relation to the business and affairs of the Company. The Consultant agrees, during the Term of this Agreement and at all times thereafter to keep confidential all information and material provided to it by the Company, excepting only such information as is already known to the public, and including any such information and material relating to any customer, vendor or other party transacting business with the Company, and not to release, use or disclose the same except with the prior written permission of the Company.  The within understanding shall survive the termination or cancellation of this Agreement, even if occasioned by the Company's breach or wrongful termination. Each of the Consultant and the Company agree to keep the financial terms of this Agreement confidential, except to the extent as may be required for compliance with applicable regulatory and securities rules, regulations and laws.

15.           Time of the Essence

                Time shall be of the essence of this Agreement.

16.           Entire Agreement

This Agreement represents the entire agreement between the Consultant and the Company concerning the subject matter hereof and supersedes any previous oral or written communications, representations, understandings or agreements with the Company or any of its officers or agents.

17.           Independent Advice

The Consultant acknowledges this Agreement has been prepared by the Company and that the Consultant and the Manager have had time to review the Agreement thoroughly, including enough time to obtain independent legal, financial and taxation advice concerning the interpretation and effect of the Agreement prior to its execution. By signing or acknowledging and consenting to this Agreement, as the case may be, the Consultant and Manager represent and warrant that each has read and understood this Agreement and executed this Agreement of its free will and act.

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IN WITNESS WHEREOF, the parties have caused this Agreement to be executed and delivered as of the day and year first above set forth.

OLYMPUS PACIFIC MINERALS INC. By: __________________________________
Name:	John A. G. Seton
Title:	Chief Executive Officer

[insert name of consultant] By: __________________________________
Name:
Title:

Acknowledged and Consented to by •:	) ) ) ) ) ) ) ) ) ) ) )	_____________________________________________________ •